

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2010

Jon W. Clark
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

> **Re: Gramercy Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009, June 30,**
> **2009, and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14a**
> **Filed April 30, 2009**
> **File No. 001-32248**

Dear Mr. Clark:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief